Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                  (919) 379-4300

June 30, 2008

Alliance One International Reports a Return to Profitability for Fiscal Year 2008

Morrisville, NC – June 30, 2008 – Alliance One International, Inc. (NYSE: AOI) today announced results for its fiscal year ended March 31, 2008.

Fiscal Year Results

For the year ended March 31, 2008, the Company reported net income of $16.9 million, or $0.19 per basic share, compared to a net loss of $21.6 million, or $0.25 per basic share, for the prior fiscal year.

Robert E. Harrison, Chief Executive Officer, said "Sales and net income were improved versus the prior year marking the first time since the merger that the company was profitable on a GAAP basis. Our results were driven primarily by continued strong industry fundamentals, but were tempered by increasing relative profitability of alternative crops and a resultant changing farmer base, a challenging foreign currency environment, new or expanded local market competition, and large African crop shortfalls. These challenges have all created significant cost pressure globally. In Brazil, a number of these factors have led to additional farmer loan provisions. We continue to work closely with our farmer base to ensure their sustainability in order to meet the requirements of our customers.

Mr. Harrison concluded, "We foresee further global supply and demand tightening in the near term as alternative crops remain attractive given their recent unprecedented price increases and energy and tobacco input costs escalate. Fortunately, because of AOI's global footprint we are well placed to ensure continuity of supply to our customer base despite the current dynamic environment. Customer initiatives, product innovation, cost saving programs, proactive agronomy programs and prudent risk mitigation strategies coupled with further long-term debt reductions will contribute to our overriding objective of shareholder value enhancement."

Performance Summary for Fiscal Year 2008

The following is a brief overview of our financial results for the year ended March 31, 2008. For additional information and a more detailed discussion of these results, please refer to our Annual Report on Form 10-K filed on June 30, 2008.

Sales and other operating revenues. The increase of 1.6% from $1,979.1 million in 2007 to $2,011.5 million in 2008 is the result of a 6.7% increase in average sales prices and an $8.7 million increase in processing and other revenues partially offset by a 4.9% decrease in quantities sold.

South America region. Tobacco revenues increased $121.5 million, reflecting increases of 32.6 million kilos in quantities sold and $0.05 per kilo in average sales prices versus the prior year. The return of certain customer sales in the current year, as well as increased demand for Brazilian tobacco, are the primary reasons for the increase in the South America operating segment revenues.

Other regions. Tobacco revenues decreased $97.8 million due to a 61.3 million kilo decrease in quantities sold, partially offset by a $0.32 per kilo increase in average sales prices. The decrease in volumes and revenue versus the prior year were due to smaller crops in Zimbabwe, Malawi and Zambia; the exit from the markets of Greece and Spain and opportunistic sale of US inventories that occurred in 2007. These decreases were partially offset by Asian sales due to increased demand for these tobaccos. Processing and other revenues increased 12.5% from $69.8 million in 2007 to $78.5 million in 2008 primarily as a result of increased processing volumes and prices in the United States.

Gross profit as a percentage of sales. Gross profit decreased 15.3% from $295.7 million in 2007 to $250.4 million in 2008 and the gross profit percentage decreased from 14.9% in 2007 to 12.4% in 2008.

South America region. Gross profit declined $38.8 million in 2008 compared to 2007. Although current year volumes increased, prior year results included the reversal of a reserve for interstate trade tax assets from the State of Rio Grande do Sul, as such assets were determined to be realizable due to an amended agreement with the government. In addition, gross margin was negatively impacted by a $37.5 million bad debt provision associated with farmer accounts related to the cumulative impact of the lower quality of the 2006 crop and smaller 2007 crop. The continued impact of the strengthening Brazilian real also had a negative impact on gross margin as we experienced substantial increases in both green tobacco and tobacco processing costs for the 2006 and 2007 crops. Management considers the 2007 crop to be of improved quality. However, as a result of the poor quality of the 2006 crop and the resulting surplus quantities on hand, 2007 crop production and purchases declined as planned. The decline in market conditions again resulted in an increased grower bad debt provision for the 2007 crop. During 2008, a provision of $6.2 million related to interstate trade taxes receivable from the State of Parana was recorded which also negatively impacted Brazilian gross profits. See Note P "Contingencies - Non-Income Tax" to the "Notes to Condensed Consolidated Financial Statements" for further information. These cost increases in 2008 were partially offset by a reduction of $8.6 million in the lower of cost or market inventory valuation adjustment required for 2008 inventory as compared to the adjustment required in 2007 as a result of crop quality and market conditions.

Other Region. The current year gross profit decreased $6.5 million primarily as a result of the increased cost of the 2007 burley crop in Malawi that is being sold. A smaller crop size due to weather, coupled with an increase of competition within the Malawi market, almost doubled the average auction prices for the 2007 crop in Malawi. In addition, the reduction in crop purchases also increased the per kilo processing and overhead costs allocated to the 2007 crop. Negotiated sales price increases were insufficient to compensate for lost volumes thereby resulting in decreased current year margins. These factors will have an impact on Other Region gross profit as the remainder of the 2007 Malawi burley crop is sold in fiscal 2009. Also impacting gross profit in the Africa region was the short crop in Zambia and the decrease in volumes available from Zimbabwe.

Partially offsetting these gross profit decreases were increases in Asia, Europe and North America operating segments.

Selling, administrative and general expenses decreased $0.9 million or 0.6% from $158.3 million in 2007 to $157.4 million in 2008. The decrease is primarily due to decreased legal and professional fees and compensation costs. The weak U.S. dollar negatively impacted expenses denominated in foreign currencies, primarily Brazilian Reals, Euros and Pounds Sterling. Foreign currency denominated expenses accounted for approximately 33.1% and 32.9% of the total selling, administrative and general expenses in 2008 and 2007, respectively.

Other income increased $14.1 million from $6.1 million in 2007 to $20.2 million in 2008. The increase is primarily attributable to the gains of approximately $9.5 million and $7.0 million on the sales of the Malawi factory and Greek properties, respectively. These sales occurred primarily during the fourth quarter of fiscal 2008. The remaining 2008 income is primarily other gains on sales of fixed assets. The 2007 income is primarily related to the final collection of pre-1991 Gulf War Iraqi receivables written off in prior years and gains on fixed asset sales.

Restructuring and asset impairment charges were $19.6 million in 2008 compared to $29.8 million in 2007. During 2008, we incurred asset impairment charges of $10.6 million which are primarily the result of a $6.1 million charge from the sale of CdF and an impairment charge of $2.7 million related to long-lived assets in Turkey as a result of significant reductions in future Turkish flue cured and burley tobacco volumes. The remaining restructuring charges of $9.0 million are substantially employee severance charges primarily in Malawi due to the sale of one of the Malawi factories, in Turkey due to the significant reductions in future volumes, in Brazil due to the sale of one of the operating facilities as previously disclosed and other employee severance charges as we continue the execution of our merger integration plan. The 2007 costs relate to additional impairment charges of $13.2 million to write down our Zimbabwe operations to zero as a result of the continuing political and economic strife as well as the further decline in crop size. Other asset impairment charges of $6.7 million related to assets in the United States, Thailand and Greece, primarily machinery and equipment. The remaining $9.9 million in 2007 relates primarily to employee severance and other integration related charges as a result of the merger.

Debt retirement expense of $5.9 million in 2008 relates to accelerated amortization of debt issuance costs as a result of debt prepayment and retirement as well as other one time costs associated with the retirement of senior notes including tender premiums paid for the repurchase of the senior notes and other debt related fees. Debt retirement expense of $3.9 million in 2007 relates to one time costs of refinancing our senior secured credit facility.

Interest expense decreased $3.7 million from $105.6 million in 2007 to $101.9 million in 2008 primarily due to lower average borrowings.

Interest income was $16.2 million in 2008 and $8.6 million in 2007. The increase of $7.6 million was primarily due to higher cash balances in 2008 and increased interest income from Brazilian farmer refinancing.

Effective tax rates were a benefit of (268.8)% in 2008 and an expense of 122.7% in 2007.

Income (loss) from discontinued operations was $7.9 million in 2008 compared to $(18.7) million in 2007.

Liquidity and Capital Resources

As of March 31, 2008, available credit lines and cash increased 10.4% over the prior year to $696.9 million comprised of $112.2 million in cash, $556.1 million of credit lines and $28.6 million for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

2008 Fiscal Year 2008 Financial Results Investor Call

The Company will hold a conference call to report financial results for its fiscal year ended March 31, 2008, on July 1st, 2008 at 5:00 P.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:00 P.M. ET Tuesday, July 1st through 8:00 P.M. ET Sunday, July 6th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 6392484. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

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Condensed Statement of Consolidated Operations	**Twelve Months March 31**	
(Unaudited - 000's Except Per Share Data)	**2008**	**2007**
Sales and other operating revenues	$2,011,503	$1,979,078
Cost of goods and services sold	1,761,111	1,683,339
Gross Profit	250,392	295,739
Selling, administrative and general expenses	157,405	158,342
Other income	20,188	6,076
Restructuring and asset impairment charges	19,580	29,773
Operating income (loss)	93,595	113,700
Debt retirement expense	5,909	3,860
Interest expense	101,885	105,635
Interest income	16,245	8,591
Derivative financial instruments recovery	-	290
Income tax expense (benefit)	(5,499)	16,062
Equity in net income of investee companies	1,829	1,014
Minority interests	368	653
Income (loss) from continuing operations	9,006	(2,615)
Income (loss) from discontinued operations, net of tax	7,855	(18,730)
Cumulative effect of accounting changes, net of taxes	-	(252)
Net Income (Loss)	$ 16,861	$ (21,597)
Basic Earnings (Loss) Per Share:		
Income (loss) from continuing operations	$0.10	$(0.03)
Income (loss) from discontinued operations	0.09	(0.22)
Net income (loss)	$0.19	$(0.25)
Diluted Earnings (Loss) Per Share:		
Income (loss) from continuing operations	$0.10	$(0.03)
Income (loss) from discontinued operations	0.09	(0.22)
Net income (loss)	$0.19	$(0.25)
Average number of shares outstanding:		
Basic	88,100	86,470
Diluted	89,462	86,470